                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                   Reinsurance Group of America, Incorporated
                                (Name of Issuer)


                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)


                                   759351 10 9
                                 (CUSIP Number)

                                Dorothy L. Murray
                       Metropolitan Life Insurance Company
                              4100 Boy Scout Blvd.
                                 Tampa, FL 33607
                                 (813) 801-2063
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                    Copies of all notices should be sent to:

                              Linda E. Ransom, Esq.
                              Dewey Ballantine LLP
                           1301 Avenue of the Americas
                             New York, NY 10019-6092
                                 (212) 259-8000

                                November 23, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.



The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


----------------------                            -----------------------------
CUSIP No. 759351 10 9                                 Page 2 of 11 Pages
----------------------                            -----------------------------

--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Metropolitan Life Insurance Company
                  13-5581829
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) / /
                                                                       (b) / /
--------------------------------------------------------------------------------
     3       SEC USE ONLY


--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS

                  WC
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                         / /
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                  New York
--------------------------------------------------------------------------------
                              7      SOLE VOTING POWER
       NUMBER OF                          4,784,689*
         SHARES               --------------------------------------------------
      BENEFICIALLY            8      SHARED VOTING POWER
        OWNED BY                          0
          EACH                --------------------------------------------------
       REPORTING              9      SOLE DISPOSITIVE POWER
         PERSON
          WITH                            4,784,689*
                              --------------------------------------------------
                              10      SHARED DISPOSITIVE POWER

                                           0
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  4,784,689*
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                        / /
--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  9.6%*
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

                  IC
--------------------------------------------------------------------------------
*      See Items 3, 4 and 5 below.

Item 1.       Security and Issuer.

              This Statement relates to the common stock, par value of $.01 per share (the "Shares"), of Reinsurance Group of America, Incorporated, a Missouri corporation ("RGA"). The address of the principal executive offices of RGA is 1370 Timberlake Manor Parkway, Chesterfield, Missouri 63017.

Item 2.       Identity and Background.

              (a) through (c) and (f). This Statement is filed on behalf of Metropolitan Life Insurance Company ("MetLife"). MetLife, a mutual life insurance company, is a New York corporation with its principal office and business at One Madison Avenue, New York, NY 10010. MetLife is not controlled by any person or persons.

              Set forth on Schedule A to this Statement, and incorporated herein by reference, is the name, business address, present principal occupation or employment and citizenship of each director and executive officer of MetLife.

              (d) During the last five years, neither MetLife nor any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

              (e) During the last five years, neither MetLife nor any of its executive officers or directors has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

 Item 3.      Source and Amount of Funds or other Consideration.

              Using $125,000,000.13 of working capital, MetLife purchased 4,784,689 Shares pursuant to a Stock Purchase Agreement, dated as of November 23, 1999 (the "RGA Agreement"), by and between RGA and MetLife, as described in
Item 6 below. See also Item 4 below.

Item 4.       Purpose of Transaction.

              MetLife has purchased the Shares to which this Statement relates in order to provide RGA with an equity infusion for general corporate purposes.

              Upon the terms and subject to the conditions set forth in the Stock Purchase Agreement, dated as of August 26, 1999, as amended (the "General American Agreement"), by and between General American Mutual Holding Company, a Missouri mutual insurance holding company ("General American"), and MetLife, General American agreed to sell to MetLife, and MetLife agreed to purchase from General American, all of the issued and outstanding shares of capital stock of GenAmerica Corporation, a Missouri corporation ("GenAmerica"), for a purchase price of $1,200,000,000, subject to adjustment

                               Page 3 of 11 Pages
as provided in the General American Agreement. Prior to MetLife's purchase of the Shares to which this Statement relates, GenAmerica was the beneficial owner of approximately 53% of the outstanding Shares, according to RGA's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1999, and, upon completion of the acquisition of GenAmerica, MetLife will indirectly own such Shares. Such Shares are not included in Items 5(a) and (b) below because the acquisition of GenAmerica has not yet been completed.

              From time to time, as market conditions warrant, MetLife may acquire additional securities or dispose of securities of RGA. Except as contemplated by the RGA Agreement or as set forth in the General American Agreement, MetLife has no present plans or proposals which relate to or would result in any of the following:

              (a) The acquisition of additional securities or the disposition of securities of RGA;

              (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving RGA or any of its subsidiaries;

              (c) A sale or transfer of a material amount of assets of RGA or of any of its subsidiaries;

              (d) Any change in the present board of directors or management of RGA, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors;

              (e) Any material change in the present capitalization or dividend policy of RGA;

              (f) Any other material change in RGA's business or corporate structure;

              (g) Changes in RGA's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of RGA by any person;

              (h) Causing a class of securities of RGA to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

              (i) A class of equity securities of RGA becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

              (j) Any action similar to any of those enumerated above.

              The descriptions of the RGA Agreement, the General American Agreement and the transactions contemplated thereby set forth in this Statement are qualified in their entirety by reference to the RGA Agreement and the General American Agreement

                               Page 4 of 11 Pages
included as Exhibits 1 and 2, respectively, to this Statement, each of which is incorporated herein in its entirety by reference.

Item 5.       Interest in Securities of the Issuer.

              (a) and (b). As of November 23, 1999, MetLife beneficially owned 4,784,689 Shares, or approximately 9.6 percent of the outstanding Shares. Such percentage amount is based upon the number of Shares issued and outstanding as of October 29, 1999, as described in RGA's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1999, and assumes (as represented by RGA in the RGA Agreement) that the source of the Shares to which this Statement relates are treasury Shares or authorized and unissued Shares. See also Item 4 above.

              (c) In the 60 days prior to the date of filing of this Statement, neither MetLife nor, the best knowledge of MetLife, any of its directors and executive officers has effected any transactions in the Shares, except as disclosed in this Statement.

              (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, the Shares to which this Statement relates.

              (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

              Pursuant to the RGA Agreement, MetLife purchased 4,784,689 Shares from RGA for a purchase price of $26.125 per share, or $125,000,000.13 in the aggregate (less $50,000 for MetLife's legal fees which RGA agreed to pay). RGA agreed to use such proceeds for general corporate purposes. In connection with the purchase and sale of such Shares under the RGA Agreement, (i) RGA and MetLife executed and delivered a Registration Rights Agreement, dated as of November 23, 1999 (the "Registration Rights Agreement"), and (ii) RGA, MetLife, GenAmerica, and two subsidiaries of GenAmerica (General American Life Insurance Company and Equity Intermediary Company ("EIM")) executed and delivered a Stockholders Agreement, dated as of November 23, 1999 (the "Stockholders Agreement").

              The Registration Rights Agreement requires RGA, following a request from MetLife, to register the offer and sale of all or any part of the Shares to which this Statement relates under the Securities Act of 1933, as amended (the "Securities Act"). The Registration Rights Agreement also permits MetLife to include all or any part of the Shares to which this Statement relates in certain other proposed registrations by RGA of its Shares under the Securities Act.

                  Pursuant to the Stockholders Agreement, MetLife has the right to include a certain amount of the Shares to which this Statement relates in proposed transfers of Shares

                               Page 5 of 11 Pages
held by EIM or its affiliates, with certain exceptions. In addition to other specified termination events, the Stockholders Agreement will terminate upon the completion of MetLife's purchase from General American of all of the outstanding shares of capital stock of GenAmerica pursuant to the General American Agreement.

                  The descriptions of the Registration Rights Agreement and the Stockholders Agreement set forth in this Statement are qualified in their entirety by reference to such agreements, included as Exhibits 3 and 4, respectively, to this Statement, each of which is incorporated herein in its entirety by reference.

                  See also Items 3, 4 and 5 above.

Item 7.       Materials to be Filed as Exhibits.

              Exhibit No.                  Description
              -----------                  -----------
                      1                    RGA Agreement
                      2                    General American Agreement
                      3                    Registration Rights Agreement
                      4                    Stockholders Agreement

                               Page 6 of 11 Pages

                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     December 1, 1999

                                    METROPOLITAN LIFE INSURANCE COMPANY


                                    By:      /s/  Dorothy L Murray
                                       ----------------------------------------
                                        Name:   Dorothy L. Murray
                                        Title:  Assistant Vice-President

I, Thomas C. Hoi, Assistant Secretary of Metropolitan Life Insurance Company, a New York corporation, do hereby certify that the following is a full, true and correct copy of Section 4.1 of the By-Laws of Metropolitan Life Insurance
Company:

        "Any officer, or any employee designated for the purpose by the chief executive officer, shall have power to execute all instruments in writing necessary or desirable for the Company to execute in the transaction and management of its business and affairs (including, without limitation, contracts and agreements, transfers of bonds, stocks, notes and other securities, proxies, powers of attorney, deeds, leases, releases, satisfactions and instruments entitled to be recorded in any jurisdiction, but excluding, to the extent otherwise provided for in the Bylaws, authorizations for the disposition of the funds of the Company deposited in its name and policies, contracts, agreements, amendment and endorsements of, for or in connection with insurance or annuities) and to affix the corporate seal."

I further certify that the following person is an officer of Metropolitan Life Insurance Company and the the signature is the signature of such officer:


Name                     Title                          Signature


Dorthy L. Murray         Assistant Vice President    /s/ Dorothy L. Murray
                                                     ---------------------


                              In witnes whereof I have hereunto set my hand and have caused to be affixed the corporate seal of Metropolitan Life Insurance Company this 1st day of December, 1999.


                              /s/ Thomas C. Hoi
                              -----------------

                              Page 7 of 11 Pages

                                Index to Exhibits


           Exhibit No.                     Description
           -----------                     -----------
                   1                       RGA Agreement
                   2                       General American Agreement
                   3                       Registration Rights Agreement
                   4                       Stockholders Agreement

                               Page 8 of 11 Pages

                                   SCHEDULE A

                   DIRECTORS AND EXECUTIVE OFFICERS OF METLIFE

                  Set forth below is the name and present principal occupation or employment of each director and executive officer of MetLife. Except as set forth below, each present principal occupation set forth opposite an individual's name refers to MetLife. The principal business address of MetLife is One Madison Avenue, New York, NY 10010. Each person listed below is a citizen of the United States, except for Mr. Tweedie who is a citizen of the United States and Canada.

                                    Directors

Name and Business Address                                 Present Principal Occupation or Employment
-------------------------                                 ------------------------------------------
Curtis H. Barnette                                        Chairman and Chief Executive Officer, Bethlehem Steel
    Bethlehem Steel Corporation                           Corporation (steel manufacturing)
    1170 Eighth Avenue, Martin Tower 2118
    Bethlehem, Pennsylvania 18016

Robert H. Benmosche                                       Chairman of the Board, President and Chief Executive
                                                          Officer

Gerald Clark                                              Vice-Chairman of the Board and Chief Investment
                                                          Officer

Joan Ganz Cooney                                          Chairman, Executive Committee, Children's Television
    Children's Television Workshop                        Workshop (broadcasting)
    One Lincoln Plaza
    New York, New York 10023

Burton A. Dole, Jr.                                       Retired Chairman, President and Chief Executive
    Puritan Bennett                                       Officer, Puritan Bennett (medical device
    P.O. Box 208                                          manufacturing)
    Pauma Valley, California 92061

James R. Houghton                                         Chairman of the Board Emeritus, Corning Incorporated
    Corning Incorporated                                  (ceramics manufacturing)
    80 East Market Street, 2nd Floor
    Corning, New York 14830

Harry P. Kamen                                            Retired Chairman of the Board and Chief Executive
    Metropolitan Life Insurance Company                   Officer
    200 Park Avenue, Suite 5700
    New York, New York 10166

                               Page 9 of 11 Pages

Helene L. Kaplan                                          Of Counsel, Skadden, Arps, Slate, Meagher & Flom, LLP
    Skadden, Arps, Slate, Meagher &                       (law firm)
       Flom, LLP
    919 Third Avenue
    New York, New York 10022

Charles M. Leighton                                       Retired Chairman and Chief Executive Officer, CML
    CML Group, Inc.                                       Group, Inc. (exercise and leisure products)
    P.O. Box 247
    Bolton, Massachusetts 01740

Allen E. Murray                                           Retired Chairman of the Board and Chief Executive
    Mobil Corporation                                     Officer, Mobil Corporation (petroleum refining)
    375 Park Avenue, Suite 2901
    New York, New York 10152

Stewart G. Nagler                                         Vice-Chairman of the Board and Chief Financial Officer

John J. Phelan, Jr.                                       Retired Chairman and Chief Executive Officer, New
    New York Stock Exchange, Inc.                         York Stock Exchange, Inc. (securities trading
    P.O. Box 312                                          exchange)
    Mill Neck, New York 11765

Hugh B. Price                                             President and Chief Executive Officer, National Urban
    National Urban League, Inc.                           League, Inc. (charitable institution)
    120 Wall Street, 7th & 8th Floors
    New York, New York  10005

Robert G. Schwartz                                        Retired Chairman of the Board, President and Chief
    Metropolitan Life Insurance Company                   Executive Officer
    200 Park Avenue, Suite 5700
    New York, New York 10166

Ruth J. Simmons, Ph.D.                                    President, Smith College (educational institution)
    Smith College
    College Hall 20
    Northampton, Massachusetts 01063

William C. Steere, Jr.                                    Chairman of the Board and Chief Executive Officer,
    Pfizer Inc.                                           Pfizer Inc. (pharmaceutical manufacturing)
    235 East 42nd Street
    New York, New York 10017

                              Page 10 of 11 Pages

                               Executive Officers
                             (Who Are Not Directors)

Name                                Present Principal Occupation or Employment
----                                ------------------------------------------
Gary A. Beller                      Senior Executive Vice-President and General Counsel

James M. Benson                     President, Individual Business; Chairman, Chief Executive Officer and
                                    President, New England Life Insurance Company

C. Robert Henrikson                 President, Institutional Business

Catherine A. Rein                   Senior Executive Vice-President; President and Chief Executive Officer,
                                    Metropolitan Property and Casualty Insurance Company

William J. Toppeta                  President, Client Services; Chief Administrative Officer

John H. Tweedie                     Senior Executive Vice-President

Lisa M. Weber                       Senior Vice President, Human Resources

Judy E. Weiss                       Executive Vice-President and Chief Actuary

                              Page 11 of 11 Pages